

Mail Stop 3561

February 14, 2008

Bruce A. Campbell
Chief Executive Officer
Forward Air Corporation
430 Airport Road
Greeneville, TN 37745

      Re: **Forward Air Corporation**
             File Number: 000-22490
             Form 10-K for the fiscal year ended December 31, 2006

Dear Mr. Campbell:

      We have completed our legal review of your Form 10-K for the fiscal year December 31, 2006 and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact me at (202) 551-3314 with any other questions.

                  Sincerely,

                  Daniel Morris
                  Attorney-Advisor